4150 E. Fifth Avenue Columbus, Ohio 43219

February 2, 2010	EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Room: 6125
Washington, D.C. 20549
ATTN: H. Christopher Owings, Assistant Director
Re: Retail Ventures Inc. (File no. 001-10767) Comment Letter dated January 29, 2010
Mr. Owings:
Retail Ventures Inc. (“RVI”) has received the SEC comment letter dated January 29, 2010, with respect to the review of our Form 10-K for Fiscal Year Ended January 31, 2009, Form 10-Q for Periods Ended October 31, August 1 and May 2, 2009 and Definitive Proxy Statement on Schedule 14A that was Filed May 29, 2009.
RVI is a holding company and all of our operations are conducted through our subsidiaries. Also, RVI’s fiscal year ends on the Saturday nearest to January 31 which for fiscal 2009 was January 30, 2010. Due to the timing of your letter being so close to our fiscal year end and our limited staff availability we need, and are therefore requesting an extension of time until March 2, 2010 (30 days subsequent to the receipt of your letter) to prepare our response.
We are also advising you that on December 15, 2009 our Form 10-Q for the periods ended August 1 and May 2, 2009 were amended. Our response to your comments will incorporate any relevant changes as reflected in those amendments.
Thank you for your cooperation in this matter. My direct dial phone number is (614) 238-4135.
Sincerely,
/s/ James A. McGrady
Chief Executive Officer, Chief Financial Officer,
President and Treasurer

cc:	Julie Davis Harvey Sonnenberg Ron Barusch (Skadden Arps)